Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JFC in connection with the issuance and sale of the Bonds are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY  94.46 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange Market on June 17, 2009, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$203,709
Fiscal Agent’s fee, including printing and engraving Bonds	42,000
Printing expenses	8,300
Legal fees and expenses	185,000
Miscellaneous, including reimbursement in lieu of Underwriters’ Expenses	25,000

Total	$464,009